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                                                                  Exhibit 24.1.1

                                   RESOLUTION


WHEREAS, The management of the Company has determined that it is advantageous to the Company to purchase on the open market or to redeem or repay certain of its outstanding indebtedness (the "Repurchased Debt");

WHEREAS, The amount of funds that can be expended for such Repurchased Debt is, under certain circumstances, limited by the terms of the Indentures under its publicly and privately issued debt (together the "Indentures"); and

WHEREAS, The Company is considering the issuance of debt, equity, and other forms of securities (the "Securities") through private placement or through public offering, and the use of the proceeds from the sale of the Securities to purchase or redeem Repurchased Debt and for other general corporate purposes; and

WHEREAS, At its regularly scheduled meeting held on January 18, 2001, this Board authorized (the "Prior Authority") the issuance of up to $2,500,000,000 of Securities of which $1,250,000,000 remains unissued; and

WHEREAS, This Board desires to modify the composition of the Management Committee and the bases under which such Committee is authorized to act, as established under the Prior Authority; now therefore,

RESOLVED, That as long as the interest rate thereon as of the date of pricing does not exceed 9% per annum or the spread over U.S. Treasury Notes of comparable duration does not exceed 250 basis points then debt Securities may be issued by the Company and the determination of all terms and conditions of the debt Securities is delegated to a Management Committee made up of Joseph A. Pichler, David B. Dillon, W. Rodney McMullen, J. Michael Schlotman, and Scott M. Henderson, any three of whom, provided that at least one of the three is Joseph
A. Pichler or David B. Dillon, can act for the Management Committee; and further

RESOLVED, That except as modified hereby, the Prior Authority remains in full force and effect.